Rec'd 10/18/06

UN 06050403

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 45648

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/2005 (MM/DD/YY) AND ENDING 3/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Goodmorning Shinhan Securities USA Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1325 Avenue of the Americas, Suite 702
(No. and Street)

New York (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Manki Kim 212-397-4000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue (Address) New York (City) NY (State) 10154 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
OCT 18 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 13 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Manki Kim, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Goodmorning Shinhan Securities USA Inc, as of March 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

president & CEO

Title

Notary Public April 27 2006

SYLVIA BOSWELL
Notary Public, State of New York
No. 01BO4516864
Qualified in Kings County
Certificate Filed in New York County
Commission Expires Sept. 30, 20 06

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors
Good Morning Shinhan Securities USA Inc.:

We have audited the accompanying statement of financial condition of Good Morning Shinhan Securities USA Inc. (the Company, a wholly owned subsidiary of Good Morning Shinhan Securities Co., Ltd.) as of March 31, 2006, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Good Morning Shinhan Securities USA Inc. as of March 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

April 28, 2006

GOOD MORNING SHINHAN SECURITIES USA INC.

(A Wholly Owned Subsidiary of
Good Morning Shinhan Securities Co., Ltd.)

Statement of Financial Condition

March 31, 2006

Assets		
Cash and cash equivalents	$	1,377,913
Short-term investments (note 3)		3,158,450
Commission receivable from Parent (note 2)		824,896
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $264,911		88,383
Other assets (note 4)		186,143
Total assets	$	5,635,785
Liabilities and Stockholder's Equity		
Liabilities:		
Bonus payable	$	814,063
Accrued expenses and other liabilities		154,002
Total liabilities		968,065
Commitments (note 6)		
Stockholder's equity:		
Common stock, $0.01 par value. Authorized, issued, and outstanding 15,000 shares		150
Additional paid-in capital		4,199,850
Retained earnings		467,720
Total stockholder's equity		4,667,720
Total liabilities and stockholder's equity	$	5,635,785

See accompanying notes to financial statements.

(1) Organization and Summary of Significant Accounting Policies

Good Morning Shinhan Securities USA Inc. (the Company) was incorporated on February 1, 1993 under the laws of the State of New York to conduct a securities business in the United States. The Company, a wholly owned subsidiary of Good Morning Shinhan Securities Co., Ltd. (the Parent), a Korean corporation, is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. (NASD).

The Company changed its business name to Good Morning Shinhan Securities USA Inc. from Good Morning Securities USA Inc. on August 29, 2002.

The Company engages primarily in broker and dealer transactions of Korean securities and the underwriting of Korean debt and equity securities. Its principal customers are institutions in the U.S. investing in emerging markets. As shown in the accompanying statement of income, the major source of income is commission income from its brokerage services.

The Company has a clearing agreement with its Parent whereby the Parent clears Korean securities transactions for the Company and the Company's customers and carries such accounts on a fully disclosed basis as the Parent's customers. Accordingly, the Company does not carry customers' accounts and does not receive, deliver, or hold cash or securities in connection with such transactions.

(a) Financial Instruments

The carrying amounts of short-term investments and accrued expenses and other liabilities approximate their fair value due to the short-term maturities of those instruments.

(b) Depreciation and Amortization

Furniture, office equipment, and leasehold improvements are stated at cost. Depreciation of furniture and office equipment is provided on a straight-line basis over the estimated useful lives of the respective assets, ranging from five to seven years. Leasehold improvements are amortized on a straight-line basis over the shorter of their useful lives or terms of their related leases.

(c) Commissions

Commissions are recorded on a trade-date basis.

(d) Service Fees

Service fees are recognized as earned based on the terms of the contract.

(e) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(f) Use of Estimates in the Preparation of the Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Related Party Transactions

The Company executes purchases and sales of Korean securities for customers through the Parent. Commissions on Korean equity securities transactions for customers are collected by the Parent directly from the customers and remitted periodically to the Company. A summary of transactions and balances with the Parent as of and for the year ended March 31, 2006 is as follows:

Commission income	$	2,681,945
Commission receivable		824,896

(3) Short-Term Investments

At March 31, 2006, the short-term investments consist of time deposits amounting to approximately $2,104,000 which mature through August 15, 2006 with interest rates ranging from 3.87% to 4.93% per annum, and investment in a money market fund amounting to approximately $1,055,000 which can be withdrawn at any time.

(4) Income Taxes

A summary of the income tax expense for the year ended March 31, 2006 is as follows:

Current:		
Federal	$	148,827
State and local		11,201
		160,028
Deferred		35,929
	$	195,957

Income tax expense for the year ended March 31, 2006 differs from the "expected" income tax expenses (computed by applying the U.S. federal corporate income tax rate of 34% to income before income taxes) mainly due to utilization of net operating loss carryforwards for state and local income tax purpose, state and local income taxes, net of federal income tax expense, adjustments of prior year overaccruals, and permanent differences.

The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities at March 31, 2006 are presented below:

Deferred tax assets:		
Net operating loss carryforwards	$	35,335
Deferred rent		29,490
Capital loss carryforwards		9,758
Furniture, equipment, and leasehold improvements, principally due to differences in depreciation		15,212
Total gross deferred tax assets		89,795
Less valuation allowance		—
Net deferred tax assets	$	89,795

The net change in the total valuation allowance for the year ended March 31, 2006 was nil. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences and no valuation allowance was provided at March 31, 2006. The amount of deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced. The net deferred tax assets are included in other assets in the accompanying statement of financial condition.

(5) Net Capital Requirements

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. Such rule prohibits the Company from engaging in any securities transactions whenever its "aggregate indebtedness" (as defined) exceeds 15 times its "net capital" (as defined). Under such rule, and the related rules of the NASD, the Company may be required to reduce its business if its net capital ratio exceeds 12 to 1, and it may be prohibited from expanding its business if its net capital ratio exceeds 10 to 1.

At March 31, 2006, the Company had a minimum net capital requirement of $100,000, whereas it had net capital of $1,443,341. The Company's percentage of aggregate indebtedness to net capital was 67.07%.

(6) Commitments

As of March 31, 2006, the Company was obligated under several noncancelable operating leases mainly for its office space, vehicle, and information and office equipment, which expire through March 31, 2013. The office lease contains a rent escalation clause for increases in base property taxes and wage rate, and provisions for payments for maintenance and certain other operating costs.

The future minimum lease payments under the noncancelable operating leases as of March 31, 2006 are as follows:

Year ending March 31:		
2007	$	336,000
2008		301,000
2009		265,000
2010		260,000
2011		254,000
Thereafter		508,000
	$	1,924,000

(Continued)

The total rental expense for the year ended March 31, 2006 under such operating leases was approximately $347,000, which consists of $252,000 of office space and equipment rent expense, $89,000 of information equipment rent expense and $6,000 of vehicle rent, and they were recorded in occupancy and equipment rental, communications and data processing, and other operating expense accounts in the accompanying statement of income, respectively.

(7) Off-Balance-Sheet Risk

The Company clears securities transactions on behalf of customers through its clearing brokers. In connection with these activities, customers' unsettled trades may expose the Company to off-balance-sheet credit risk in the event customers are unable to fulfill their contracted obligations. The Company seeks to control the risk associated with its customer activities by monitoring the creditworthiness of its customers.